JAMESON STANFORD RESOURCES CORPORATION

10785 West Twain Ave., Suite 200

Las Vegas, NV 89135

Phone (702) 933-0808

September 23, 2013

VIA ELECTRONIC EDGAR FILING

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	John Reynolds, Assistant Director
John Coleman

Re:	Jameson Stanford Resources Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 16, 2013
File No. 000-54405

Dear Mr. Reynolds:

Jameson Stanford Resources Corporation (the “Company”) is in receipt of the staff’s September 5, 2013 comment letter. Following are the Company’s responses to the staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2012 filed April 16, 2013.

Item 1. Business page 4

Comment 1. We note your disclosure of inferred reserves and average grade of alluvial materials on your company website. Please explain the basis for the disclosure on your company website in view of the disclosure in your Form 10-K indicating that you have no mineral reserves.

Response 1: The Company was provided various third-party technical reports regarding the potential presence of natural resource on properties it acquired in May 2012 as part of its merger with Bolcán Mining Corporation. We are evaluating these reports to determine whether additional technical data and analysis is required in order to meet the disclosure requirements set forth in Securities Act Industry Guide 7 relating to the quantity and type of minerals present on the company’s recently acquired properties. Pending completion of this review and receipt of additional engineering reports, we have removed any references to inferred reserves and average grade of alluvial materials from the Company’s Website.

Comment 2. If your property has mineral reserves, please provide to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Section C of Industry Guide 7. The information requested includes, but is not limited to:

●	Property and geologic maps

●	Description of your sampling and assaying procedures

●	Drill-hole maps showing drill intercepts

●	Representative geologic cross-sections and drill logs

●	Description and examples of your cut-off calculation procedures

John Reynolds, Assistant Director

Securities and Exchange Commission

September 23, 2013

●	Cutoff grades used for each category of your reserves and resources

●	Justifications for the drill hole spacing used to classify and segregate proven and probable reserves

●	A detailed description of your procedures for estimating reserves

●	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses

●	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

Response 2: Since the Company has not completed a detailed analysis of the potential presence of natural resource on its recently acquired properties, it does not have the engineering reports and analysis requested. If the Company elects to conduct further engineering analysis on its properties to ascertain the potential presence of natural resources, it will provide the staff with such reports once they are completed.

Finally, we acknowledge the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jameson Stanford Resources Corporation

By:	/s/ Michael Stanford
Michael Stanford, Chief Executive Officer

cc: Laura Anthony, Esq. (via email lanthony@legalandcompliance.com)